PLYROTECH ANNOUNCES LATE FILING OF ANNUAL
FINANCIAL STATEMENTS AND MANAGEMENT CEASE
TRADE ORDER

Plymouth, Massachusetts - April 1, 2022 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", "Plyrotech", or the "Company") a leader in developing unmanned technologies and detection apparatus announces, announces today that, as a result of delays to its audit, the Company's annual financial statements and accompanying management's discussion and analysis for the fiscal year ended November 30, 2021 (the "Annual Filings") were not finalized by March 30, 2021, being the date that such filings are due under applicable Canadian securities law requirements. The Company has applied for, and has been granted, a management cease trade order (the "MCTO") by the British Columbia Securities Commission.

The Company has been delayed in filing its audited financial statements as a result of COVID-19 related and other delays in obtaining information with respect to a U.K. subsidiary acquired during the fiscal period. During the MCTO, the general investing public will continue to be able to trade in the Company's listed common shares. However, the Company's Chief Executive Office and Chief Financial Officer will not be able to trade in the Company's common shares.

The Company currently expects to file the Annual Filings on or before May 30, 2022 and will issue a news release announcing the completion of the filings at such time. Until the Company files the Annual Filings, it will comply with the alternative information guidelines set out in National Policy 12-203 - Management Cease Trade Order for issuers who have failed to comply with a specified continuous disclosure requirement within the times prescribed by applicable securities laws. The guidelines, among other things, require the Company to issue bi-weekly default status reports by way of a news release so long as the Annual Filings have not been filed.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

PRT designs and manufactures purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to NDAA FY2020 Section 848 ("PRT UAS"); (2) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (3) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler, President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.